15046046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FB Equity Sales Corporation of Michigan

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 West Saginaw Highway
(No. and Street)

Lansing (City) MI (State) 48917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel O'Shea 517-323-6695
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Maner Costerisan, PC
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave., Suite 1 (Address) Lansing (City) MI (State) 48912 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3A

OATH OR AFFIRMATION

I, Daniel O'Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FB Equity Sales Corporation of Michigan, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

BETTY J. SCHAIBLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF EATON
MY COMMISSION EXPIRES Jul 13, 2018
ACTING IN COUNTY OF Eaton

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FB EQUITY SALES CORPORATION OF MICHIGAN

REPORT ON FINANCIAL STATEMENTS
(with supplemental information required by Rule 17a-5 of the Securities and Exchange Commission and agreed upon procedures report required by SIPC)

YEARS ENDED DECEMBER 31, 2014 AND 2013

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

FB EQUITY SALES CORPORATION OF MICHIGAN

REPORT ON FINANCIAL STATEMENTS
(with supplemental information required by Rule 17a-5 of the Securities and Exchange Commission and agreed upon procedures report required by SIPC)

YEARS ENDED DECEMBER 31, 2014 AND 2013

CONTENTS

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
FB Equity Sales Corporation of Michigan

We have audited the accompanying financial statements of FB Equity Sales Corporation of Michigan (the Company) which comprise the statement of financial condition as of December 31, 2014, and the related statement of net loss, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. FB Equity Sales Corporation of Michigan's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of FB Equity Sales Corporation of Michigan as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, Schedule I, Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of FB Equity Sales Corporation of Michigan's financial statements. The supplemental information is the responsibility of FB Equity Sales Corporation of Michigan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The 2013 financial statements were audited by us in accordance with auditing standards generally accepted in the United States of America, and we expressed an unmodified opinion on those statements, dated February 15, 2014.

Maner Costerisan PC

February 16, 2015

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 150,817	$ 217,427
Commissions receivable	13,220	7,216
Related party receivable	41,499	37,050
Other receivables	3,342	1,640
Prepaid expenses	21,595	21,595
TOTAL ASSETS	$ 230,473	$ 284,928
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Related party payable	$ 25,611	$ 26,346
Commissions payable	6,226	3,402
Total liabilities	31,837	29,748
Stockholder's equity:		
Common stock, no par value, authorized 60,000 shares 100 shares issued and outstanding	10,000	10,000
Additional paid-in capital	940,000	940,000
Deficit	(751,364)	(694,820)
Total stockholder's equity	198,636	255,180
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 230,473	$ 284,928

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF NET LOSS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES:		
Commissions	$ 131,029	$ 106,384
Other revenue	(13)	2,014
Interest	34	101
Total revenues	131,050	108,499
EXPENSES:		
Commissions	61,399	48,245
Salaries and employee related costs	106,226	105,471
Administrative costs	55,753	50,174
Total expenses	223,378	203,890
Loss before income tax benefit	(92,328)	(95,391)
INCOME TAX BENEFIT	35,784	37,098
NET LOSS	$ (56,544)	$ (58,293)

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common stock	Additional paid-in capital	Deficit	Total
BALANCE, January 1, 2013	$ 10,000	$ 940,000	$ (636,527)	$ 313,473
DEDUCT:				
Net loss	-	-	(58,293)	(58,293)
BALANCE, December 31, 2013	10,000	940,000	(694,820)	255,180
DEDUCT:				
Net loss	-	-	(56,544)	(56,544)
BALANCE, December 31, 2014	$ 10,000	$ 940,000	$ (751,364)	$ 198,636

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (56,544)	$ (58,293)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Commissions receivable	(6,004)	(1,846)
Related party receivable	(4,449)	(29,179)
Other receivables	(1,702)	185
Prepaid expenses	-	(11,055)
Related party payable	(735)	1,762
Commissions payable	2,824	969
Total adjustments	(10,066)	(39,164)
Net cash used by operating activities	(66,610)	(97,457)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(66,610)	(97,457)
CASH AND CASH EQUIVALENTS:		
Beginning of year	217,427	314,884
End of year	$ 150,817	$ 217,427

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market funds are carried at cost.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade date basis for mutual funds and on contract acceptance basis for products of insurance companies and normally is settled within 30 days.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The differences between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

FB Equity Sales Corporation of Michigan (the "Company") is a wholly owned subsidiary of Michigan Farm Bureau Financial Corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company has entered into a "restrictive agreement" with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables.

The Company deposits its cash with FDIC insured financial institutions. Although cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Money market funds, which are not insured, are also considered subject to minimal risk.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through February 16, 2015, which is the date the financial statements were available to be issued.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state, and local returns generally remain open for examination by various taxing authorities for a period of three to four years.

The Company receives commission revenues from various mutual funds and insurance companies for facilitating customer purchases of annuities, life insurance, and mutual funds. The Company's customers are located primarily in the State of Michigan. In 2014, approximately 87% of commission revenue is from three different companies, each with a greater than 10% portion of total commissions. In 2013, approximately 75% of commission revenue is from two different companies, each with a greater than 10% portion of total commissions

NOTE 3 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Federal income tax expense is allocated under a formal allocation agreement at the statutory rate of 35%. Amounts related to losses or credits are also allocated. Amounts are also due from the parent company for State of Michigan Corporate Income Tax. Amounts due from the parent company for federal and state income taxes amounted to $41,499 and $37,050 at December 31, 2014 and 2013, respectively.

NOTE 3 - INCOME TAXES (Concluded)

The provision for income tax expense at December 31 consists of the following:

	2014	2013
Provision for federal income tax benefit	$ 30,265	$ 31,383
Michigan business tax benefit	5,519	5,715
Provision for income tax benefit	$ 35,784	$ 37,098

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into agreements with Farm Bureau Mutual Insurance Company of Michigan and Farm Bureau Life Insurance Company of Michigan, related companies, to allocate expenses related to executive support, office space and equipment, and administrative and clerical support based on actual costs. The total amount of expense allocation to the Company amounted to $134,745 and $131,587 for the years ended December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, the amounts due to the related parties were $25,611 and $26,346, respectively. Also see Note 3.

NOTE 5 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

FB Equity Sales Corporation of Michigan received $31,335 and $6,670 from Michigan Farm Bureau Financial Corporation for federal income tax refund during the period ending December 31, 2014 and 2013, respectively.

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had regulatory net capital of $126,396, which was $121,396 in excess of its required net capital requirement of $5,000. The regulatory net capital ratio of the Company was .2519 to 1.

NOTE 7 - SECURITIES INVESTOR PROECTION CORPORATION

FB Equity Sales Corporation has completed Form SIPC-3, Certification of Exclusion From Membership, and therefore is not subject to filing forms SIPC-6 and SIPC-7 as it is not a member of the Securities Investor Protection Corporation.

SUPPLEMENTAL INFORMATION

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION
WITH COMPANY'S COMPUTATION AND STATEMENT PURSUANT TO
RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANCE COMMISSION
AS OF DECEMBER 31, 2014

NET CAPITAL		
Total stockholder's equity		$ 198,636
Deductions and/or charges:		
Non-allowable assets:		
Other receivables	$ 3,342	
12(b)1 trail receivables	3,252	
Prepaid expenses	21,595	
Related party receivable	41,499	69,688
Net capital before haircuts on securities positions:		128,948
Haircuts on securities (computed on money market funds included in cash and cash equivalents)		2,552
Net capital		$ 126,396
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts and commissions payable		$ 31,837
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (Aggregate indebtedness of $31,837 at 6 2/3 percent or $5,000 if greater)		$ 5,000
Excess net capital		$ 121,396
Ratio: Aggregate indebtedness to net capital		.2519:1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

At December 31, 2014, the Company had no credit items that would result in a reserve requirement.

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 under (k)(1). During the year, the Company did not hold customers' funds or securities. The Company was in compliance with the conditions of the exemption.

FB EQUITY SALES CORPORATION OF MICHIGAN

7373 West Saginaw Highway, PO Box 27217, Lansing, Michigan 48909-7217
517-323-6684 FarmBureauInsurance.com
Email: bhotz@fbinsmi.com

FB EQUITY SALES CORPORATION OF MICHIGAN
EXEMPTION REPORT

FB Equity Sales Corporation of Michigan (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) (1) (the "exemption provision") and (2) The Company met the exemption provision throughout the most recent fiscal year January 1 to December 31, 2014 without exception.

FB Equity Sales Corporation of Michigan

Treasurer

January 22, 2015

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
FB Equity Sales Corporation of Michigan

We have reviewed management's statements, included in the accompanying FB Equity Sales Corporation of Michigan Exemption Report, in which (1) FB Equity Sales Corporation of Michigan identified the following provisions of 17 C.F.R. §15c3-3(k) under which FB Equity Sales Corporation of Michigan claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) FB Equity Sales Corporation of Michigan stated that FB Equity Sales Corporation of Michigan met the identified exemption provisions throughout the most recent fiscal year without exception. FB Equity Sales Corporation of Michigan's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FB Equity Sales Corporation of Michigan's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maner Costerisan PC

February 16, 2015

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXLCUSION FROM MEMBERSHIP IN SIPC

Board of Directors
FB Equity Sales Corporation of Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion From Membership (Form SIPC-3) filed by FB Equity Sales Corporation of Michigan, (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2014, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2014. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2014 to the total revenues in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2014 noting no differences; the Company had interest revenue which is include in the Schedule of Revenues.

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2014 to supporting schedules and working papers, and internally prepared financial statements noting no differences.

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2014 and in the related schedules and working papers, and internally prepared financial statements noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum Costerisan PC

February 16, 2015

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE OF REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2014

$ 119,326	Commissions from distribution of shares of registered open end investment companies or unit investment trusts
11,703	Commissions from sale of variable annuities
(13)	Payments received from brokers for not reaching production thresholds
34	Interest revenue
$ 131,050	Total revenues (as stated in the audited financial statements)

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

February 16, 2015

To the Audit Committee
FB Equity Sales Corporation of Michigan

We have audited the financial statements of FB Equity Sales Corporation of Michigan for the year ended December 31, 2014 and have issued our report thereon dated February 16, 2015. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2014. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by FB Equity Sales Corporation of Michigan in its 2014 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for commissions receivable, commission income, and income taxes.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was:

> Management's estimate of the allocation of expenses from Farm Bureau Life Company. We evaluated the key factors and assumptions used to develop the estimated amounts in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

> No biases were noted in our evaluation of the qualitative aspects of management's judgment in applying significant accounting policies and practices in the financial statements and related disclosures. Presentation of the financial statements and the related disclosures are in conformity accounting principles generally accepted in the United States of America.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. We did not detect any corrected or uncorrected misstatements.

Exceptions to Exemption Provisions

In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I, Computation of Net Capital under Rule 15c3-1 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of FB Equity Sales Corporation of Michigan, and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Moss Adams/Costerisan PC